Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX July 1, 2026

IPERIONX AWARDED UP TO US$6.6M BY OSW-SWIB TO SCALE U.S. TITANIUM PLATE FOR DEFENSE APPLICATIONS

Funding supports domestic production of ballistic-grade titanium plate and large-format military titanium components at IperionX’s Titanium Manufacturing Campus

■	IperionX awarded up to US$6.6 million by the Office of the Secretary of War – Submarine Workforce and Industrial Base program (OSW‑SWIB)

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The award forms part of a larger, multi-organization program to scale production of high-performance titanium alloy products, including ballistic-grade titanium plate, for land and maritime defense platforms

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Funding will support expanded manufacturing capability for large-format military titanium components at IperionX’s Titanium Manufacturing Campus in Virginia, strengthening U.S. capacity for mission-critical titanium products and critical-material supply chains

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IperionX will collaborate with the George H.W. Bush Combat Development Complex (BCDC) and the U.S. Army Combat Capabilities Development Command (DEVCOM) Army Research Laboratory (ARL) to accelerate product scale-up, validation, and transition pathways for defense and strategic industrial applications

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Alongside the OSW-SWIB award, IperionX has received an additional purchase order from the U.S. Army Ground Vehicle Systems Center to manufacture a range of titanium fasteners for the JLTV in support of U.S. Army and Marine Corps operational requirements

IperionX Limited (NASDAQ: IPX, ASX: IPX) (IperionX) has been awarded up to US$6.6 million under a U.S. Department of War (DoW) program, funded by the Office of the Secretary of War Submarine Workforce and Industrial Base, or OSW-SWIB.

The award forms part of a larger program to scale domestic production of high-performance titanium alloy products, including ballistic-grade titanium plate, for maritime and land defense platforms.

The multi-organization defense program will focus on titanium mill products and components for platforms requiring exceptional strength-to-weight performance, corrosion resistance, durability, ballistic-impact tolerance, and shock survivability. These requirements represent some of the most demanding performance standards in advanced defense materials, especially for applications exposed to harsh operating environments, high-impact loads, and extended service-life demands.

Funding will support capital equipment at IperionX’s Titanium Manufacturing Campus in Virginia, expanding manufacturing capabilities for large-format titanium components and strengthening U.S. capacity for mission‑critical titanium products. The program will be completed in two phases with Phase 1 granting US$0.2 million for project scoping and test work. Upon successful completion, IperionX is expected to receive a further US$6.4 million to scale manufacturing capacity and purchase capital equipment.

The program directly supports IperionX’s strategy to establish a secure, low-cost and resilient American titanium manufacturing platform for defense and advanced industrial customers.

Conventional titanium plate production is technically complex, capital- and energy-intensive, and often characterized by low yields. The process typically involves sponge production, vacuum melting and remelting, ingot or slab casting, breakdown forging, hot rolling, repeated annealing, and final surface conditioning. Each of these steps can contribute to extended lead times, elevated production costs, material yield losses, and supply-chain constraints.

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IperionX’s patented titanium technologies are designed to simplify and shorten this production route. The Company’s proprietary HAMR™ process can produce low-cost titanium powder from titanium minerals or recycled titanium, while its HSPT™ and THRM™ technologies deliver high-performance, wrought-like titanium properties without reliance on the full conventional melt-remelt-forge pathway.

Together, these technologies support IperionX’s powder-to-plate titanium manufacturing platform, which is designed to reduce process steps, lower capital intensity, reduce energy intensity, improve material utilization and strengthen domestic supply-chain resilience for strategic titanium products.

Through this program, IperionX will produce and evaluate high-performance titanium alloy products for applications where titanium can provide lightweight alternatives to steel, including armor precursor plate, hatches, covers, brackets, structural components and maritime systems.

In maritime applications, titanium’s high strength, durability and corrosion resistance can support improved readiness, reduced maintenance and longer service life. Across land defense platforms, lower component weight can support improved mobility, payload capacity, fuel efficiency and survivability.

IperionX will collaborate with the George H.W. Bush Combat Development Complex, an organization within The Texas A&M University System (TAMUS), and the U.S. Army Combat Capabilities Development Command Army Research Laboratory. The collaboration is expected to support material testing, ballistic and shock-survival evaluation, product validation and transition into defense and strategic U.S. industrial applications.

The project is a systematic metallurgical study to demonstrate how THRM/HSPT microstructural engineering can be used to achieve ballistic performance. This project complements separately DoW-funded IperionX programs for powder-to-plate production. Together these DoW-funded activities provide an alternative pathway that has the potential to reduce the U.S. dependency on imported titanium sponge.

Joint Light Tactical Vehicle (JLTV) fastener prototype order

Alongside the OSW-SWIB award, IperionX has received a purchase order from the U.S. Army Ground Vehicle Systems Center to produce a range of prototype titanium fasteners for the JLTV and associated trailer – known as the “workhorse” of the Marine Corps’ ground tactical vehicle fleet – to support U.S. Army and Marine Corps operational requirements.

The JLTV is a U.S. military light tactical vehicle, originally built by Oshkosh Defense, designed to replace many Humvees by providing greater protection, mobility, payload capacity, and networked mission flexibility for combat and support operations.

While the value of the initial purchase order is not considered material, a successful prototyping program has the potential to progress into an accelerated roll-out program across a large number of ground vehicles, providing lightweight, strong and corrosion resistant titanium components for the U.S. warfighter.

IperionX Senior Adviser U.S. Army Lieutenant General Ross Coffman U.S. Army (Retired) said:

“During my time as Deputy Commanding General of Army Futures Command, I enjoyed my collaboration with BCDC, and I saw firsthand the importance of a secure U.S. low-cost titanium supply chain for national security.

The Army has a pressing need to reduce the weight of our ground vehicle platforms to maintain combat effectiveness. The benefits of titanium across all defense mobility platforms, including robotics, are well known and I’m proud to be on this mission with IperionX."

IperionX CEO Taso Arima said:

"This award is an important validation of IperionX's strategy to scale high-performance titanium manufacturing capacity in the United States. By combining lower-cost titanium feedstocks with our patented HAMR™, HSPT™ and THRM™ technologies, we are developing a more efficient domestic manufacturing platform for high-performance titanium plate and components.

Our objective is to shorten the conventional titanium production chain, reduce supply-chain complexity and build a more resilient, lower-cost U.S. titanium supply chain for defense, aerospace and advanced manufacturing customers.

In addition to the award, the new prototype order for titanium fasteners for the JLTV is a further signal of the important role that is developing for IperionX in supporting the U.S. defense industrial base.”

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

Appendix A

Award details

IperionX has been awarded an initial $0.2 million in funding under the OSW Submarine Workforce and Industrial Base Program for project scoping and test work (Phase 1). Upon, and subject to, successful completion of Phase 1, IperionX will be awarded a further $6.4 million to scale process technology and purchase capital equipment to be installed at IperionX’s Titanium Manufacturing Campus (Phase 2). Phase1 and Phase 2 of the project are scheduled to be complete within two years.

About THRMTM and HSPTTM

IperionX's patented THRM™ and HSPT™ processes use hydrogen-enabled thermodynamics and powder-metallurgy processing to engineer wrought-like microstructures and mechanical properties in titanium alloys. These technologies reduce processing complexity and limit reliance on conventional high-cost forging and extensive thermo-mechanical work, enabling a faster and lower-cost route to advanced titanium components.

IperionX’s leading R&D team includes THRM™ and HSPT™ co-inventor Dr. James Paramore, who joined the Company after previously serving at both the U.S. Army DEVCOM ARL and BCDC.

Titanium for U.S. Defense Industrial Base

U.S. Department of War’s SWIB program reflects the strategic priority of rebuilding domestic industrial capability in critical defense materials.

Why titanium matters

■	Defense platforms require titanium plate, sheet and fabricated components where weight, durability, corrosion resistance and strength matter most.

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In land defense systems, titanium plate supports armor precursor plate, hatches, covers, brackets and structural components where lower mass can improve mobility, payload, fuel efficiency and survivability.

■	In maritime defense platforms, titanium’s strength, durability and corrosion resistance can reduce maintenance, extend service life and improve readiness.

Why incumbent production is difficult

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Conventional wrought titanium plate typically requires sponge production, vacuum melting and remelting, ingot or slab casting, breakdown forging, hot rolling, repeated annealing and final surface conditioning.

■	Titanium’s high reactivity requires tight process control, multiple high-temperature steps and large specialized equipment, driving high capital intensity, long lead times and significant energy use.

■	As plate thickness falls, manufacturing costs compound. Repeated rolling and annealing reduce throughput, while alpha-case removal through grinding, pickling or chemical milling lowers product yield.

IperionX’s powder-to-plate manufacturing platform

■	HAMR™ produces low-cost titanium powder from titanium minerals or recycled titanium, and HSPT™ + THRM™ deliver wrought-like titanium properties without the full conventional melt-remelt-forge pathway

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Together, these technologies support a powder-to-plate manufacturing platform with fewer major process steps, lower capital intensity, lower energy consumption, improved material utilization and stronger domestic supply-chain resilience

About IperionX

IperionX is a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, automotive and additive manufacturing.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.